SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                February 13, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X  Form 40-F __
                                     ---

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes _____ No X
                                             ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
              Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes _____ No X
                                             ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                  Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934:

                                 Yes _____ No X
                                             ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)


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13 February 2006

NOT FOR DISTRIBUTION IN THE USA OR ITALY

Corus Finance plc
(pound)150,000,000 11.5 per cent. debenture stock due 2016 (the "Stock")

On 1 February 2006 Corus Finance plc (the "Company") announced an invitation to sell and consent solicitation in respect of the Stock on terms contained in an Invitation Memorandum of that date.

The Company now announces that each of the Early Fixed Spread and Fixed Spread referred to in the Invitation Memorandum are hereby amended so that both are 0.375%. It will therefore accept offers to sell at a price that gives a yield spread of 0.375% over the yield on 4.75% Treasury Stock 2015 on the Price Determination Date (as referred to in the Invitation Memorandum). This price will be payable in respect of Stock which has been validly offered for sale prior to and after this announcement and in respect of Stock which is repaid by the Company pursuant to the resolution which is to be considered at the meeting of the holders of the Stock (the "Stockholders") on 24 February 2006, notice of which was given in the Invitation Memorandum.

All other terms of the invitation made to Stockholders in the Invitation Memorandum will remain unchanged.

The Company has received offers to sell or irrevocable undertakings to make offers to sell from Stockholders representing over 75% in nominal amount of the Stock.

Corus Group plc: Paul Strickland, Director Corporate Finance (020 7717 4595); and Emma Tovey, Director Investor Relations (020 7717 4505)

JPMorgan Cazenove (Dealer Manager): Francis Burkitt (020 7155 4924); John Cavanagh (020 7742 7506); and Tim Waters (020 7155 8101)

Lloyds TSB Registrars: Tender and Tabulation Agent: Helpline (0870 609 2158 or from overseas +44 1903 276 342)


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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date:  February 13, 2006         By       Theresa Robinson
       ----------------                  ----------------
                                 Name: Mrs T Robinson
                                 Group Secretariat Co-ordinator